Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 55 dated March 26, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PTZ4

ISIN:                           US52517PTZ44

Specified Currency:             US Dollars

Principal Amount:               Up to US$40,000,000.00

                                Total                  Per Note
Issue Price:                    US$40,000,000.00       100%
Agent's Commission:             US$         0.00         0%
Proceeds to Lehman
   Brothers Holdings:           US$40,000,000.00       100%

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent         [X ]  As principal  (See
                                                         "Underwriting" below.)

Trade Date:                     March 26, 2003

Original Issue Date:            April 15, 2003

Stated Maturity Date:           April 15, 2015

Amortizing Note:                [  ]  Yes      [X ]  No

Amortization Schedule:          Not applicable

[X ]   Fixed Rate Note

[  ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  _________________________

Interest Rate per Annum:        7.50%, subject to "Interest Accrual"
                                provisions, as described below.

Interest Payment Dates:         Each July 15, October 15, January 15, and
                                April 15, commencing on July 15, 2003.

Interest Accrual:               Interest will accrue on each day on which
                                3-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable LIBOR
                                Range. If the value of 3-Month LIBOR (stated as a percent per annum) on the relevant LIBOR
                                Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation
                                Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at 7.50% per annum. If, however, the value of 3-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related day. See
                                "Risk Factors" below for certain relevant considerations.

3-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates for deposits in U.S. dollars for a period of three months, commencing on such LIBOR
                                Observation Date, which appears on Moneyline
                                Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If 3-Month LIBOR cannot be determined on a LIBOR Observation
                                Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement for deposits in U.S.
                                dollars for a period of three months,
                                commencing on such LIBOR Observation Date.

LIBOR Range:                    Period                        LIBOR Range
                                April 15, 2003-
                                   Stated Maturity            0.00% to 7.00%

LIBOR Observation Date:         With respect to each LIBOR Business Day that
                                does not occur during the LIBOR Suspension
                                Period, that LIBOR Business Day. With respect to each day that is not a LIBOR Business Day not occurring during the LIBOR Suspension
                                Period, the last preceding LIBOR Business Day.
                                With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation
                                Date will be the last LIBOR Business Day preceding the first day of such LIBOR
                                Suspension Period.

LIBOR Suspension Period:        The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

LIBOR Business Day:             Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted in the London interbank market.

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of the
                                actual number of days in the year and the actual number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Citibank, N.A.

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment
                                Date, commencing on July 15, 2003. Notice of redemption will be given not less than five New
                                York Business Days prior to the redemption date.

Optional Repayment:             The holder of the Note may not elect repayment
                                of the Note by Lehman Brothers Holdings prior to Stated Maturity.

Extension of Maturity:          Lehman Brothers Holdings may not extend the
                                Stated Maturity Date of the Note.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's, A2 by Moody's Investors
                                Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 3-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum or exceed the LIBOR Range maximum on one or more LIBOR Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 3-Month LIBOR, the method of calculating 3-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 3-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 3-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 3-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      3-Month LIBOR       Observation Date      3-Month LIBOR

January 15, 1987      6.188               April 14, 1995        6.250
April 15, 1987        7.000               July 14, 1995         5.875
July 15, 1987         6.938               October 13, 1995      5.938
October 15, 1987      9.188               January 15, 1996      5.590
January 15, 1988      7.250               April 15, 1996        5.500
April 15, 1988        7.188               July 15, 1996         5.625
July 15, 1988         8.375               October 15, 1996      5.531
October 14, 1988      8.625               January 15, 1997      5.531
January 13, 1989      9.438               April 15, 1997        5.812
April 14, 1989        10.312              July 15, 1997         5.750
July 14, 1989         8.875               October 15, 1997      5.750
October 13, 1989      8.750               January 15, 1998      5.598
January 15, 1990      8.250               April 15, 1998        5.688
April 13, 1990        8.438               July 15, 1998         5.688
July 13, 1990         8.250               October 15, 1998      5.343
October 15, 1990      8.188               January 15, 1999      4.970
January 15, 1991      7.562               April 15, 1999        5.000
April 15, 1991        6.062               July 15, 1999         5.310
July 15, 1991         6.125               October 15, 1999      6.192
October 15, 1991      5.438               January 14, 2000      6.040
January 15, 1992      4.305               April 14, 2000        6.281
April 15, 1992        4.125               July 14, 2000         6.730
July 15, 1992         3.500               October 13, 2000      6.771
October 15, 1992      3.430               January 12, 2001      5.679
January 15, 1993      3.312               April 12, 2001        4.779
April 15, 1993        3.250               July 13, 2001         3.759
July 15, 1993         3.250               October 15, 2001      2.431
October 15, 1993      3.375               January 15, 2002      1.724
January 14, 1994      3.250               April 15, 2002        1.970
April 15, 1994        4.062               July 15, 2002         1.860
July 15, 1994         4.750               October 15, 2002      1.802
October 14, 1994      5.562               January 15, 2003      1.370
January 13, 1995      6.188


The historical experience of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes. Fluctuations in the level of 3-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 30% for payments made during 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, up to $40,000,000.00 of the Notes. The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:     /s/   Paolo Tonucci
Name:   Paolo Tonucci
Title:  Authorized Officer